SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2008 SEP -3 P 12:43

[redacted]

08004696

1 September 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 29 August 2008 which we released to The Stock Exchange of Hong Kong Limited on 29 August 2008 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Tracy Kong
Assistant Company Secretary

Encl

PROCESSED
SEP 05 2008
THOMSON REUTERS

E:\cherry\CWTC-Listco\Fin Results\2Q 2008\Despatch\ltr to SEC.doc

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉（亞洲）有限公司*
website: www.ir.shangri-la.com
(Stock Code: 00069)

ANNOUNCEMENT OF FINANCIAL RESULTS BY AN ASSOCIATE – CHINA WORLD TRADE CENTER COMPANY LIMITED, THE PEOPLE'S REPUBLIC OF CHINA

THIS IS NOT THE ANNOUNCEMENT OF THE FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE SIX MONTHS ENDED 30 JUNE 2008. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(1) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH FINANCIAL INFORMATION OF A LISTED ASSOCIATE WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THE PEOPLE'S REPUBLIC OF CHINA ("PRC") PURSUANT TO CHINA SECURITIES REGULATORY COMMISSION'S STANDARDS FOR CONTENTS AND FORMATS OF INFORMATION DISCLOSURE FOR COMPANIES PUBLICLY ISSUING SECURITIES NO. 3 – CONTENTS AND FORMATS OF HALF YEAR REPORT (2007 AMENDMENTS) AND THE LISTING RULES OF THE SHANGHAI STOCK EXCHANGE (2006 AMENDMENTS).

SA WILL SEPARATELY ANNOUNCE ITS OWN INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2008 ON 2 SEPTEMBER 2008.

SUMMARY

On 29 August 2008, the Board of Directors of **CHINA WORLD TRADE CENTER COMPANY LIMITED** ("CWTC Listco"), a PRC company listed on the Shanghai Stock Exchange and an approximately 80.14% subsidiary of China World Trade Center Limited ("CWTC Holdco") (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of approximately 40.07% in CWTC Listco), has approved the financial results of CWTC Listco for the six months ended 30 June 2008 which will be published in the newspapers in PRC on 30 August 2008. The financial statements of CWTC Listco have been prepared in conformity with "Accounting Standards for Business Enterprises" of PRC and have been reviewed by PricewaterhouseCoopers Zhong Tian CPAs Limited Company. The Profit and Loss Account of CWTC Listco on a consolidated and company basis is provided below.

On 29 August 2008, the Board of Directors of **CWTC Listco**, a PRC company listed on the Shanghai Stock Exchange and an approximately 80.14% subsidiary of CWTC Holdco (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of approximately 40.07% in CWTC Listco), has approved the financial results of CWTC Listco for the six months ended 30 June 2008 which will be published in the newspapers in PRC on 30 August 2008. The Profit and Loss Account of CWTC Listco on a consolidated and company basis is provided below. Certain comparative figures have been restated retrospectively to conform with the current year's presentation.

CHINA WORLD TRADE CENTER COMPANY LIMITED
PROFIT AND LOSS ACCOUNT
FOR THE SIX MONTHS ENDED 30 JUNE 2008

	Consolidated		Company	
	For the six months ended 30 June			
	2008	2007	2008	2007 (restated)
	RMB	*RMB*	*RMB*	*RMB*
Operating Revenue	447,844,584	440,013,096	417,389,837	418,706,566
Less: Cost of sales	(167,231,480)	(156,789,838)	(145,937,958)	(143,834,031)
Business tax & surcharge	(23,150,407)	(22,528,571)	(21,300,602)	(21,185,134)
Selling expenses	(3,277,340)	(1,102,656)	(3,249,864)	(1,071,641)
Administrative expenses	(26,306,765)	(25,817,907)	(25,559,674)	(25,453,812)
Financial expenses	2,186,773	(6,614,088)	1,928,321	(6,673,109)
Loss on diminution in asset value	–	–	–	–
Add: Gains on changes in fair value	–	–	–	–
Gains on investment	282,537	543,066	7,312,537	6,718,066
of which: gains on investment derived from associate	282,537	543,066	282,537	543,066
Operating Profit	**230,347,902**	**227,703,102**	**230,582,597**	**227,206,905**
Add: Non-operating income	44,003,772	227,367	44,003,772	227,367
Less: Non-operating expenses	(2,657,289)	(235,343)	(2,657,289)	(235,343)
of which: losses on disposal of non-current assets	(1,157,239)	(62,877)	(1,157,239)	(62,877)
Total Profit	**271,694,385**	**227,695,126**	**271,929,080**	**227,198,929**
Less: Income tax expenses	(68,122,962)	(77,554,026)	(66,154,136)	(74,902,531)
Net Profit	**203,571,423**	**150,141,100**	**205,774,944**	**152,296,398**
Net profit attributable to CWTC Listco's shareholders	203,330,099	149,940,115	205,774,944	152,296,398
Net profit attributable to the minority interests	241,324	200,985	–	–
Earnings Per Share (based on the consolidated net profit attributable to CWTC Listco's shareholders of ordinary shares)				
Basic and diluted earnings per share	0.20	0.15	–	–

In accordance with the relevant requirements of the "Accounting Standards for Business Enterprises No. 38 – First-time Adoption of Accounting Standards for Business Enterprises" of the Ministry of Finance, CWTC Listco has adopted cost accounting for its subsidiary "China World Property & Hotel Management Co., Ltd." effective 1 January 2007 (the "First Time Adoption Date") without retrospective adjustment.

In accordance with the relevant requirements of the "Accounting Standards for Business Enterprises Interpretation No. 1" issued by the Ministry of Finance on 16 November 2007, CWTC Listco applied retrospective adjustment based on cost accounting on the First Time Adoption Date for its long term equity investment in its subsidiary held before the First Time Adoption Date. The undistributed profit of CWTC Listco as at 1 January 2007 decreased by RMB8,856,875 while the gains on investment for the period from January to June 2007 increased by RMB6,175,000 and the net decrease to the undistributed profit as at 30 June 2007 was RMB2,681,875.

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE FINANCIAL RESULTS PERTAIN ONLY TO CWTC LISTCO, IN WHICH SA HAS AN EFFECTIVE INTEREST OF APPROXIMATELY 40.07%, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS 50% SHARE OF THE 2008 CONSOLIDATED RESULTS OF CWTC HOLDCO (WHICH WILL ACCOUNT FOR ITS SHARE OF RESULTS IN CWTC LISTCO) IN SA'S 2008 INTERIM AND FINAL RESULTS AFTER MAKING APPROPRIATE ADJUSTMENTS TO CONFORM WITH SA'S ACCOUNTING POLICIES WHICH ARE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 29 August 2008

As at the date of this announcement, the Board of Directors of SA comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing and Mr. Giovanni Angelini as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Wong Kai Man, Mr. Timothy David Dattels and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purposes only*

END